(The following is an unofficial English translation of the Notice Regarding Resolutions Adopted at the 68th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 24, 2010

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

NOTICE REGARDING RESOLUTIONS ADOPTED AT
THE 68th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the following matters were presented and resolved at the 68th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) that took place today.

Matters reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 68th Fiscal Year (from April 1, 2009 to March 31, 2010)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Presentations on the above Items No.1 and No.2 were given to the shareholders.

Matters resolved:

Agenda Item:	Election of eight directors

The shareholders resolved to approve, as originally proposed, the re-election of Toshio Maruyama, Haruo Matsuno, Naoyuki Akikusa, Yasushige Hagio, Hiroshi Tsukahara, Yuichi Kurita, Hiroyasu Sawai and Shinichiro Kuroe, each of whom has since assumed office.
Naoyuki Akikusa and Yasushige Hagio are outside directors.

The following has been decided by resolution at the special meeting of the board of directors and at the meeting of the board of corporate auditors held subsequent to the shareholders’ meeting:

[Board of Directors and Corporate Auditors]

Toshio Maruyama, Chairman of the Board and Representative Director

Haruo Matsuno, Representative Director

Naoyuki Akikusa, Director

Yasushige Hagio, Director

Yuichi Kurita, Director

Hiroshi Tsukahara, Director

Hiroyasu Sawai, Director

Shinichiro Kuroe, Director

Hitoshi Owada, Standing Corporate Auditor

Yuri Morita, Standing Corporate Auditor

Megumi Yamamuro, Corporate Auditor

Jiro Haneda, Corporate Auditor

[Executive Officers]

Haruo Matsuno, President and CEO

Yuichi Kurita, Senior Executive Officer (promoted)

Hiroshi Tsukahara, Managing Executive Officer

Hiroyasu Sawai, Managing Executive Officer

Shinichiro Kuroe, Managing Executive Officer

Hiroshi Nakamura, Managing Executive Officer

Yoshiaki Yoshida, Managing Executive Officer

Masao Shimizu, Managing Executive Officer (promoted)

Hideaki Imada, Executive Officer

Yasuhiro Kawata, Executive Officer

Takashi Sugiura, Executive Officer

Takashi Sekino, Executive Officer

Sae Bum Myung, Executive Officer

Soichi Tsukakoshi, Executive Officer

Josef Schraetzenstaller, Executive Officer

R. Keith Lee, Executive Officer

▪	The payment of a year end dividend for the 68th fiscal year

The Company resolved at the meeting of its board of directors held on May 25, 2010 to distribute a year end dividend of 5 yen per share for the 68th fiscal year. For details, please refer to the documents sent to you on June 1, 2010.

▪	Presentation materials concerning matters reported at the general meeting of shareholders will be available on the Company’s website.